NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on July 29, 2016, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on July 15, 2016 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Qihoo 360 Technology Co. Ltd. and a consortium of investors including, among others, Citic Guoan, Golden Brick Silk Road Capital, Sequoia Capital China, Taikang Life Insurance, Ping An Insurance, Sunshine Insurance, New China Capital, Huatai Ruilian, Huasheng Capital or their affiliated entities became effective on July 15, 2016. Each American Depositary Share (every two of which representing three Class A ordinary shares) of Qihoo 360 Technology Co. Ltd. was converted into $77.00 in cash, without interest, net of any applicable withholding taxes and any applicable depositary fees. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on July 18, 2016.